November 21, 2012

AdvisorOne Funds Board of Trustees

c/o Todd Clarke, Chairman of the Board

17605 Wright Street

Omaha, NE  68130

Re:  Advisory Fee Waivers

Dear Mr. Clarke:

In connection with that certain Interim Investment Advisory Agreement (the “Interim Agreement”) dated November 10, 2012 by and between CLS Investments, LLC (the “Adviser”) and the AdvisorOne Funds (the “Funds”), CLS has contractually agreed to waive a portion of its advisory fees for the benefit of the Funds.  Effective November 10, 2012, the Adviser hereby agrees to contractually bind itself, to waive or limit its management fees and to reimburse expenses, other than expenses relating to dividends on short sales, interest expense, indirect fees and expenses of underlying funds, and extraordinary or non-recurring expenses, during the term of the Agreement, in the following amounts:

Fund Name	Class C	Class N	Premium Class	Financial Class	Institutional Class	Investor Class
Amerigo Fund	2.15%	1.15%
Clermont Fund		1.15%
Select Allocation Fund		1.15%
Descartes Fund		1.15%
Liahona Fund		1.15%
Select Appreciation Fund		1.15%
Enhanced Income Fund		1.05%
Flexible Income Fund		0.80%
Shelter Fund		1.15%
Milestone Treasury Obligations Fund			0.65%	0.15%	0.20%	0.45%

These limitations are subject to possible reimbursement by each Fund, in future years on a rolling three year basis, if such reimbursement can be achieved within the foregoing expense limits.

We look forward to providing continuing service to the AdvisorOne Funds.

Sincerely,

/s/ Ryan Beach

Ryan Beach

President

CLS Investments, LLC

Approved and accepted on behalf of each Fund

/s/ Todd Clarke

Todd Clarke

Chairman

AdvisorOne Funds